November 27, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:           Mark P. Shuman
                             Ryan Houseal

Re:                          Finishing Touches home Goods Inc.
Post-effective amendment No. 2 to Form S-1
Filed October 22, 2012
Filed No. 333-172440

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated November 1, 2012 (the “Comment Letter”) relating to Post-Effective Amendment No.2 to the Registration Statement on Form S-1 (the “Registration Statement”) of Finishing Touches Home Goods, Inc. (“Finishing Touches” or the “Company”) filed on October 22, 2012. The Company is simultaneously filing Post-Effective Amendment No. 3 to the Registration Statement (the “Amendment”).  On behalf of the Company, we respond as set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1.
With respect to prior comment 2, tell us why you did not provide a risk factor alerting potential investors to management’s determination that your disclosure controls and procedures are not effective.  Also tell us why you concluded that descriptions of your efforts to remedy the weaknesses, the status of your remedial efforts and your estimated costs for remediation are not required in management’s discussion or another section of the body of the prospectus.

Response:

The Company has amended the Registration Statement in order to add a risk factor and additional disclosure to its management’s discussion relating to the Company’s ineffective disclosure controls and procedures and the Company’s remedial efforts.

***

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 646-810-0611 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ Tara Guarneri-Ferrara

Tara Guarneri-Ferrara
Cc: Mark Hunter, CEO